Exhibit 2.1

EXECUTION FORM

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated April 30, 2024 (this “Amendment”), amends the Agreement and Plan of Merger, dated January 16, 2024 (the “Agreement”), by and among HomeStreet, Inc., a Washington corporation (“Company”), FirstSun Capital Bancorp, a Delaware corporation (“Parent”), and Dynamis Subsidiary, Inc., a Washington corporation and a direct and wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Agreement.

RECITAL:

WHEREAS, the parties to the Agreement now desire to amend the Agreement in accordance with Section 9.1 of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Amendment, and intending to be legally bound by this Amendment, the Parties agree as follows:

1.	Amendments.
(a)	The sixth paragraph of the Recitals of the Agreement is hereby amended and restated as follows:

“WHEREAS, concurrently with the execution and delivery of this Agreement or the Amendment, as applicable, and as a condition to Company’s willingness to enter into this Agreement and the Amendment, Parent has entered into separate investment agreements (each, an “Investment Agreement”) by and between Parent and the investors named therein (the “Investors” and each, an “Investor”), whereby the Investors will make an equity investment in Parent of $80 million concurrently with the execution and delivery of this Agreement in exchange for 2,461,538 shares of Parent Common Stock (the “Initial Investment”) and $140 million concurrently with the Closing of the Merger in exchange for 4,307,692 shares of Parent Common Stock (the “Equity Financing”).

(b)	The eighth paragraph of the Recitals of the Agreement is hereby amended and restated as follows:

“WHEREAS, no later than the Second Step Effective Time, (i) Sunflower Bank, N.A., a national banking association and a wholly owned Subsidiary of Parent (“Parent Bank”) will convert from a national banking association into a Texas state chartered bank that will be a member of the Federal Reserve System (such resulting entity, the “New Parent Bank” or “Sunflower Bank” and such conversion and admission to the Federal Reserve System, collectively, the “Conversion”) and (ii) immediately following the Second Step Merger, HomeStreet Bank, a Washington state-chartered bank and a wholly owned Subsidiary of Company (“Company Bank”) will merge with and into New Parent Bank (the “Bank Merger”) so that New Parent Bank is the surviving entity (the “Surviving Bank”) in the Bank Merger.”

(c)	Section 1.2(j) of the Agreement is hereby amended and restated as follows:

“Conversion and Bank Merger. No later than the Second Step Effective Time, subject to the terms and conditions of this Agreement, as amended, Parent Bank shall convert from a national banking association into New Parent Bank, a Texas state chartered bank, that will be a member of the Federal Reserve System. Immediately following the Second Step Merger, Company Bank will merge with and into New Parent Bank, with New Parent Bank being the surviving entity in the Bank Merger, and following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Second Step Effective Time. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the Parties (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause New Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Second Step Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.”

(d)	Section 1.4(a) of the Agreement is hereby amended by deleting the reference to “0.4345” and replacing such deleted reference with “0.3867”.
(e)	Section 2.2(e) of the Agreement is hereby amended by deleting the reference in clause (i) to “$33.95” and replacing such deleted reference with “$35.00”.
(f)	Section 4.4 of the Agreement is hereby amended as follows:
(i)	amending and restating clause (b) as follows: “the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act, the Bank Merger Act and the Federal Reserve Act and approval or waiver of such applications, filings and notices,”; and
(ii)	amending and restating clause (c) as follows: “the filing of any required applications, filings and notices, as applicable, with the Texas Department of Banking and the approvals or waivers of such applications, filings and notices,”.
(g)	Section 5.2(j) of the Agreement is hereby amended by adding the following text after “the Parent Certificate Amendment”:

“and as is necessary for the Conversion (after providing reasonable advance notice of the proposed amendment to the Company)”

(h)	The last sentence of Section 6.1(b) of the Agreement is hereby amended and restated as follows:

“As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board (in respect of the Conversion, the Mergers, and the Bank Merger), and the Texas Department of Banking (in respect of the Conversion and the Bank Merger), and (ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Conversion, the Mergers and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.”

(i)	Section 6.11(b) of the Agreement is hereby amended by deleting the references to “Parent Bank’s” and “Parent Bank” and replacing such deleted references with “New Parent Bank’s” and “New Parent Bank” respectively.
(j)	Section 6.11(d) of the Agreement is hereby amended by deleting the reference to “Sunflower Bank, N.A.” and replacing such deleted reference with “Sunflower Bank”.
(k)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.21:

Additional Common Equity Raise. Parent shall use its reasonable best efforts to enter into, within fifty (50) days after the date of the Amendment, an amendment to the Acquisition Finance Securities Purchase Agreement, by and among Parent and the other signatories thereto, dated January 16, 2024 (the “Acquisition Finance SPA”), by which Parent will agree to issue, at the Closing as part of the Equity Financing, an additional 461,539 shares of Parent Common Stock in exchange for an equity investment in Parent of $15 million (or such greater amount as the Parties may agree) to one or more Investors or such other investors that execute joinders to the Acquisition Finance SPA (in a form reasonably acceptable to Company).

(l)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.22:

Subordinated Debt Issuance. Parent shall use its reasonable best efforts to enter into, prior to or as of the Closing, one or more definitive agreements, each of which will close contemporaneously with the Closing, whereby Parent will issue, at the Closing, an aggregate principal amount of at least $48,500,000 in subordinated debt that qualifies as Tier 2 capital.

(m)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.23:

Company Commercial Real Estate Loan Sale. Each of Company and Parent shall reasonably cooperate with each other to identify approximately $300,000,000 (based on the principal balance), or such other amounts as the Parties may reasonably determine are deemed necessary to obtain the Requisite Regulatory Approvals, of Company’s or its Subsidiaries’ Commercial Real Estate Loans (as hereinafter defined) to be disposed of by Company or its Subsidiaries, such disposition to be contingent upon the Closing and either, as the Parties hereto reasonably determine, effective as of, or as soon as reasonably practicable after, the Closing, in all cases to ensure that such Loan Sale (as hereinafter defined) is accounted for in the immediate post-closing balance sheet of Parent and/or its Subsidiaries. In addition, Company shall use its reasonable best efforts to, and cause its Subsidiaries to use reasonable best efforts to, so dispose of, and enter into one or more Loan Sale Agreements (as hereinafter defined) providing for the dispositions of, such Commercial Real Estate Loans for the best commercially reasonable available price (the “Loan Sale”). In furtherance of the foregoing, Company shall, and shall cause its Subsidiaries to, (i) reasonably cooperate with Parent in connection with the Loan Sale, (ii) consult with and keep Parent apprised of the status of the Loan Sale, (iii) provide Parent with drafts of any contract, agreement or arrangement (if any) relating to the Loan Sale (a “Loan Sale Agreement”) and (iv) provide Parent with a reasonable opportunity to review and comment on any such Loan Sale Agreements, and consider in good faith any reasonable comments made by Parent. “Commercial Real Estate Loans” as used in this Section 6.23, shall mean acquisition, development, and construction lending, and the financing of non-owner occupied real estate held for lease to third parties, including multi-family loans.

(n)	Section 8.2(b) of the Agreement is hereby amended by adding the following text as a new clause (v)):

“Notwithstanding anything to the contrary in this Section 8.2(b), if the Company receives a bona fide written Acquisition Proposal from a third party after the date of the Amendment but prior to 11:59 p.m., New York time on May 30, 2024 (the “End Date”) (including any third party re-making an Acquisition Proposal that was initially made to the Company prior to the date of the Agreement), which Acquisition Proposal (x) did not result from the Company’s breach of Section 6.12(a) and (y) the Company has publicly announced within the later of (i) the End Date and (ii) ten (10) days after Company’s receipt of such Acquisition Proposal constitutes a Superior Proposal, and in connection therewith this Agreement is terminated (A) by the Company pursuant to Section 8.1(f) (Recommendation Change) or (B) by Parent pursuant to Section 8.1(h)(i) (Recommendation Change), in either case, within the later of (i) the End Date and (ii) ten (10) days after Company’s receipt of such Acquisition Proposal, then the Termination Fee paid or payable by the Company pursuant to 8.2(b)(i) or (ii), as applicable, shall be reduced to $2,600,000 and, in addition, within two (2) business days after submission of documentation therefor, the Company shall reimburse Parent for any and all reasonable out-of-pocket fees and expenses (including reasonable fees and expenses of outside counsel, accountants, investment banking firms and other financial advisors, experts, consultants and other advisors or representatives) incurred or accrued by it or its affiliates in connection with or related to the due diligence, negotiation, evaluation, preparation, authorization, execution or performance of this Agreement and the transactions contemplated by this Agreement (for the avoidance of doubt, including this Amendment).”

(o)	Section 9.6 of the Agreement is hereby amended by adding the following text between “the Mergers” and “and the Bank Merger” in clause (vi) of the seventh sentence therein: “, the Conversion”.
(p)	Section 4.4 of the Parent Disclosure Schedule is hereby amended and restated in the form attached as Schedule A hereto.

2.	Regulatory Matters. In furtherance of the Parties obligations set forth in Section 6.1 of the Agreement, the Parties shall cooperate with each other and use their reasonable best efforts to prepare and file (a) within thirty (30) days of the date of this Amendment, all applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, to the extent amended pursuant to this Amendment and (b) within thirty (30) days of the date of this Amendment, an amended Proxy Statement and S-4 with the SEC reflecting this Amendment and the revised transaction structure contemplated herein.
3.	Parent Deliveries. Concurrently with the execution of this Amendment, Parent has delivered to Company a true, correct and complete copy of the First Amendment to the Acquisition Finance SPA (the “Amendment to Acquisition Finance SPA”).
4.	Company Consent. The Company hereby consents to Parent’s entry into the Amendment to Acquisition Finance SPA as contemplated in this Amendment to the extent required pursuant to Section 6.18 of the Agreement.
5.	Miscellaneous.
(a)	Except as expressly amended and/or superseded by this Amendment, the Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as set forth herein. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. References in the Agreement (or in any of the other documents and instruments referred to in the Agreement) to the Agreement shall be deemed to mean the Agreement as amended by this Amendment.
(b)	Article IX of the Agreement (and with respect to Section 9.6 thereof, as amended by Section 1(o) of this Amendment) is hereby incorporated by reference mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIRSTSUN CAPITAL BANCORP

By:	/s/ Neal E. Arnold
Name: Neal E. Arnold
Title: Chief Executive Officer

DYNAMIS SUBSIDIARY, INC.

By:	/s/ Mollie H. Carter
Name: Mollie H. Carter
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

HOMESTREET, INC.

By:	/s/ Mark Mason
Name: Mark Mason
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]